ENLIVEX THERAPEUTICS LTD.
14 Einstein Street

Nes Ziona

Israel 7403618

VIA EDGAR

June 19, 2019

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-0404

Attn: Jeffrey Gabor

Re:	Enlivex Therapeutics Ltd.
Registration Statement on Form F-3 File No. 333-232009 Filed June 7, 2019

Dear Mr. Gabor,

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form F-3 (File No. 333-232009) (the “Registration Statement”) of Enlivex Therapeutics Ltd. (the “Registrant”). We respectfully request that the Registration Statement become effective as of 4:00 p.m., Eastern time, on June 21, 2019, or as soon as practicable thereafter.

The Registrant hereby authorizes Drew M. Altman of Greenberg Traurig, P.A. to orally modify or withdraw this request for acceleration.

Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Greenberg Traurig, P.A., by calling Drew M. Altman at 305-579-0589.

Thank you for your assistance in this matter.

Respectfully yours,

ENLIVEX THERAPEUTICS LTD.

By:	/s/ Shai Novik
Shai Novik
Chairman of the Board of Directors